UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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| SEC FILE NUMBER |
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| 8-67902 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
 MM/DD/YY  MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Paramax Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

333 International Drive, STE A

 (No. and Street)

| Williamsville | NY | 14221 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell D'Alba                                                                716-626-1200

 (Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates

 (Name – if individual, state last, first, middle name)

| 200 Manaroneck Avenue, STE 502 | White Plains | NY | 10601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Russell D'Alba _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paramax Securities, LLC _____, as of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Chief Compliance Officer
_____
Title

*Alexandra Roehl*
Notary Public

ALEXANDRA ROEHL
NOTARY PUBLIC, State of New York
Qualified in Erie County
Commission Expires July 1, 2018

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

x

# PARAMAX SECURITIES, LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

### YEAR ENDED DECEMBER 31, 2017

# PARAMAX SECURITIES, LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

### YEAR ENDED DECEMBER 31, 2017

### TABLE OF CONTENTS

# Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601


**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Member
of Paramax Securities, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paramax Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Paramax Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Paramax Securities, LLC's management. Our responsibility is to express an opinion on Paramax Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Paramax Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Computation of Net Capital, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Paramax Securities, LLC's financial statements. The supplemental information is the responsibility of Paramax Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Computation of Net Capital, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

**WEINTRAUB & ASSOCIATES, LLP**
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Paramax Securities, LLC's auditor since 2012.
White Plains, New York


Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

PARAMAX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

*Assets*

| Current assets | | |
|---|---|---|
| Cash | $ | 45,754 |
| Receivable from clients | | 2,330 |
| Prepaid expenses | | 9,826 |
| Total current assets | | 57,910 |
| | | |
| Total Assets | | 57,910 |

*Liabilities and Member's Equity*

| Current liabilities: | | |
|---|---|---|
| Accounts payable-trade | | 50 |
| Total current liabilities | | 50 |
| | | |
| Member's Equity; | | |
| Contributed capital & retained surpluses | | 57,860 |
| | | |
| Total Liabilities & Member's Equity | $ | 57,910 |

See Accompanying Notes to Financial Statements.

## PARAMAX SECURITIES, LLC
## STATEMENT OF OPERATIONS
### YEAR ENDED DECEMBER 31, 2017

*Revenues:*

| | | |
|---|---|---:|
| Success Fees | $ | 1,303,870 |
| Consulting Fees | | 66,089 |
| Interest and dividends | | 13 |
| Total Revenues | | 1,369,972 |

*Costs & Expenses:*

| | |
|---|---:|
| Communication and data processing | 5,158 |
| Occupancy | 814 |
| Professional fees | 35,640 |
| Taxes, licenses and registration fees | 10,174 |
| Other administrative expenses | 418,059 |
| Total Costs & Expenses | 469,845 |
| | |
| Income from continuing operations before income taxes | 900,127 |
| Income taxes | - |
| | |
| Net Income | $ 900,127 |

See Accompanying Notes to Financial Statements.

## PARAMAX SECURITIES, LLC
## STATEMENT OF MEMBER'S EQUITY
### YEAR ENDED DECEMBER 31, 2017

| | Class I | | Total |
|---|---|---|---|
| | *Shares* | *Amount* | |
| Balance at December 31, 2016 | 100 | 37,271 | 37,271 |
| Contributions | | 29,462 | 29,462 |
| Distributions | | (909,000) | (909,000) |
| Net Income December 31, 2017 | | 900,127 | 900,127 |
| Balance at December 31, 2017 | 100 | 57,860 | 57,860 |

See Accompanying Notes to Financial Statements.

## STATEMENT OF CASH FLOW
### YEAR ENDED DECEMBER 31, 2017

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net Income | $900,127 |
| Adjustments required to reconcile net income to cash provided by in operating activities: | |
| | |
| (Increase) decrease in operating assets: | |
| Receivable from clients | (2,330) |
| Prepaid expenses | (3,910) |
| | |
| Increase (decrease) in operating liabilities: | |
| Accounts payable trade | (649) |
| | |
| Net cash provided by operating activities: | 893,238 |
| | |
| | |
| Cash flows from financial activities: | |
| Capital contributions | 29,462 |
| Distributions to members | (909,000) |
| Net cash used in financing activities | (879,538) |
| | |
| Net increase (decrease) in cash | 13,700 |
| Cash-beginning of period | 32,054 |
| Cash-end of period | 45,754 |

See Accompanying Notes to Financial Statements.

**Note (1) - Nature of business:**

Paramax Securities, LLC (the "Company"), a New York Limited Liability Corporation is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company operates as (a) an advisor providing transaction structuring and assistance to early stage and growth stage entities, and (b) an advisor for mergers and acquisitions.

**Note (2) – Summary of significant accounting policies:**

**(A) Fee income:**

The Company recognizes fee income pursuant to the terms of each respective agreement executed for their services.

**(B) Income taxes:**

The Company files income tax returns on the accrual basis as a company for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company has adopted the uncertainty in income tax accounting standard. Adoption of this standard had no effect on the Company's financial statements.

As a limited liability company, the member's liability is limited to amounts reflected in their respective member account.

The Company remains subject to U.S. Federal and State income tax audits for all periods subsequent to and including 2014.

**(C) Cash and cash equivalents:**

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2017, there were no cash equivalents.

**(D) Use of estimates:**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

**Note (2) - Summary of significant accounting policies - cont'd:**

### (E) Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

### (F) Subsequent events evaluation:

Management has evaluated subsequent events through February 19, 2018, the date the financial statements were available to be issued.

**Note (3) - Related party transactions:**

The Company paid rent, utilities and occupancy costs together with administrative expenses to a company solely owned by the managing member. The total amount paid and expensed during the year ended December 31, 2017 was $29,776.

## Note (4) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $45,704, which exceeded its requirement of $5,000 by $40,704. The Company had a ratio of aggregate indebtedness to net capital of .01 to 1 at December 31, 2017.

## SCHEDULE I

### PARAMAX SECURITIES, LLC
### COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
### SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2017

| | | |
|---|---|---|
| Member's Capital | $ | 57,860 |
| | | |
| Non-allowable assets: | | |
|   Receivable from clients | | 2,330 |
|   Prepaid expenses | | 9,826 |
| Total non-allowable assets | | 12,156 |
| | | |
| Net capital before haircuts on proprietary position | | 45,704 |
| | | |
| Haircuts | | - |
| | | |
| Net capital | | 45,704 |
| | | |
| Minimum net capital requirement - the greater of $5,000 | | |
|   or 6 2/3% of aggregate indebtedness | $ | 5,000 |
| | | |
| Excess net capital | $ | 40,704 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 0.01 to 1 |
| | | |
| Scheduel of aggregate indebtedness: | | |
|   Accounts payable and accrued expenses | | 50 |
| | | |
|     Total aggregate indebtedness | $ | 50 |

## Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed by Paramax Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

# PARAMAX SECURITIES, LLC
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
### YEAR ENDED DECEMBER 31, 2017

No statement is required as no subordinated liabilities existed during the year.

**PARAMAX SECURITIES, LLC**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS**
**FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

**DECEMBER 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.

# Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Member
of Paramax Securities, LLC

We have reviewed management's statements, included in the accompanying Paramax Securities, LLC's Exemption Report, in which (1) Paramax Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Paramax Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Paramax Securities, LLC stated that Paramax Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Paramax Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paramax Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**Weintraub & Associates, LLP**
Certified Public Accountants

*Weintraub & Associates, LLP*

White Plains, New York
February 19, 2018

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

# Paramax Securities, LLC

333 International Drive, Suite A / Williamsville, NY 14221
716-626-1200

## Paramax Securities, LLC Assertions

**Paramax Securities, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)*(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

**Paramax Securities, LLC**

I, Russell D'Alba, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Russell D'Alba, Chief Compliance Officer

January 4, 2018